Exhibit 99.1

VivoPower International PLC Secures Settlement and Full Control of Joint Venture US Solar Development Portfolio

LONDON, July 2, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company has secured a settlement resulting in it gaining full ownership of the remaining 50% of the equity interest in its solar development portfolio in the United States (the “Portfolio”). Ownership of the Portfolio was previously shared 50/50 with the Company’s former joint venture partner, Innovative Solar Systems LLC (“ISS”).

Ownership of the remaining 50% interest in the Portfolio was acquired by the Company from ISS for nominal consideration under the terms of the settlement between the Company and ISS.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

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